Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings to Fixed Charges

	Years Ended December 31,
	2015	2014	2013
	(in thousands)

Fixed Charges:
Interest Expense	$3,119	$2,797	$2,962
Estimate of Interest Component In Rent Expense (1)	—	—	—
Total Fixed Charges	$3,119	$2,797	$2,962

Earnings:
Income Before Income Taxes and Non-Controlling	$631,099	$608,621	$564,251
Interest in Earnings of Consolidated Entities
Other	7,727	1,379	16,337
Fixed Charges	3,119	2,797	2,962
Total Earnings	$641,945	$612,797	$583,550

Consolidated Ratio Of Earnings To Fixed Charges	205.82	219.09	197.01

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.